RICHARDSON & PATEL LLP
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Los Angeles, CA 90024
Telephone (310) 208-1182
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August 28, 2014
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Kennedy

Re:	APT MotoVox Group, Inc. f/k/a Frozen Food Gift Group, Inc. Form 8-K Filed March 28, 2014 Response dated July 25, 2014 File No. 000-54597

Dear Mr. Kennedy:

On behalf of APT MotoVox Group, Inc. (the “Company”) and to confirm our telephone conversation today, the Company will file a response to the staff’s (the “Staff”) comment letter dated August 14, 2014 by September 3, 2014 and the Company will file the financial statements referenced in the Staff’s second comment and as required pursuant to Instruction 5 of Item 2.01 and Item 9.01 of Form 8-K by September 15, 2014.

Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Peter Hogan
Peter Hogan, Esq.